Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended March 31,
	2016		2015

Earnings
Pre-tax net (loss) income	$(15,743)		$19,439
Add:
Fixed charges	16,932		13,888
Noncontrolling interest	32		11
Earnings, as adjusted	$1,221		$33,338

Fixed charges
Interest expensed and capitalized	$15,670		$12,594
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,248		1,286
Estimate of interest within rental expense	14		8
Fixed charges, as adjusted	16,932		13,888
Preferred stock dividends	2,561		2,561
Combined fixed charges and preferred stock dividends	$19,493		$16,449

Ratio of earnings to fixed charges (1)	0.07	x	2.40	x

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	0.06	x	2.03	x

(1) The ratio coverages during the three months ended March 31, 2016 were less than 1:1. In order to achieve a fixed charges and combined fixed charges and preferred stock dividend coverage of 1:1, the registrant would have needed to generate additional earnings of $15.7 million and $18.3 million, respectively, during the three months ended March 31, 2016.